Exhibit 99.1

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on February 15, 2018

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Perion Network Ltd., that our 2017 Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, February 15, 2018, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”), for the following purposes:

1.	To approve the re-election of Mr. Michael Vorhaus as a director;

2.	To amend our compensation policy for directors and officers;

3.	To approve the adjustment of terms of options previously granted to our chief executive officer, Mr. Doron Gerstel; and

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2017, and their service until the annual general meeting of shareholders to be held in 2018, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2016, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of 2017 Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the “Company”, “Perion”, “we”, “us”, “our” and “our company” to refer to Perion Network Ltd. and terms such as “shareholders”, “you” and “your” to refer to our shareholders.

The approval of each of the Proposals requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of each of Proposal Nos. 2 and 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company.  For the purpose of determining a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy as to which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal Nos. 2 and 3.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about January 24, 2018, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at https://www.perion.com/ir-info/ and on the SEC’s website at www.sec.gov.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on January 16, 2018 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company no later than the close of business on February 14, 2018, in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Your returned proxy may be revoked at any time prior to its exercise by giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on February 14, 2018, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if you are the record holder of the Ordinary Shares, voting in person at the Meeting. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

- ii -

Joint holders of shares should note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Alon Gorgani, the Company's VP of Legal and General Counsel, at +972-73-398-1571.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than February 5, 2018 at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Alon Gorgani, the Company's VP of Legal and General Counsel. Any position statement timely received will be furnished to the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than January 18, 2018.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors, Alan Gelman Chairman of the Board of Directors Date: January 11, 2018

- iii -

PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on February 15, 2018

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “"Ordinary Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors for use at our 2017 Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of 2017 Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, February 15, 2018, at 4:00 p.m. (Israel time), or at any adjournment thereof.

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Mr. Michael Vorhaus as a director;

2.	To amend our compensation policy for directors and officers;

3.	To approve the adjustment of terms of options previously granted to our chief executive officer, Mr. Doron Gerstel; and

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2017, and their service until the annual general meeting of shareholders to be held in 2018, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2016, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on January 16, 2018 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be available on the SEC website at www.sec.gov and on the MAGNA on-line system of the ISA at www.magna.isa.gov.il

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by: giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on February 14, 2018, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is the record holder of the Ordinary Shares, voting in person at the Meeting.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than February 5, 2018, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, attn: Mr. Alon Gorgani, the Company's VP of Legal and General Counsel. Any position statement timely received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than January 18, 2018.

Quorum and Voting Requirements

As of December 31, 2017, we had 77,550,069 issued and outstanding Ordinary Shares (such amount excludes 346,019 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon the request of the shareholders, shall be dissolved. If the Meeting is not convened upon the request of a shareholder it shall stand adjourned to the same day in the next week at the same place and time, or to such day and such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 4 relating to the reappointment of our independent registered public accounting firm for the fiscal year ending December 31, 2017; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the Proposal, your broker will not be permitted to vote your shares on the Proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the Proposals requires the affirmative vote of our shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of each of Proposal Nos. 2 and 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company. For the purpose of determining a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy as to  which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal Nos. 2 and 3.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about January 24, 2018. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of 2017 Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

BENEFICIAL OWNERSHIP OF SECURITIES
 BY CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2017, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

Beneficial ownership of shares is determined in accordance with the Exchange Act and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 77,550,069 Ordinary Shares issued and outstanding as of December 31, 2017 (such amount excludes 346,019 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table have voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Benchmark Israel II, L.P.(1)	9,576,772	12.35%
Dror Erez(2)	7,815,643	10.08%
Ronen Shilo(3)	7,508,847	9.68%
Zack and Orli Rinat(4)	6,484,347	8.36%
J.P. Morgan Investment Management Inc.(5)	4,203,067	5.42%

(1)
Based solely upon, and qualified in its entirety with reference to, Schedule 13G/A filed with the SEC on February 14, 2017, by Benchmark Israel II, L.P. (“BI II”) and affiliates. BCPI Partners II, L.P. (“BCPI-P”), the general partner of BI II may be deemed to have sole power to vote and dispose of the 9,293,742 Ordinary Shares directly held by BI II. BCPI Corporation II (“BCPI-C”), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the Ordinary Shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the Ordinary Shares directly held by BI II. 283,030 Ordinary Shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote and dispose these shares, BCPI-C may be deemed to have sole power to vote and dispose these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote and dispose of these shares. The principal address of “BI II” is 2965 Woodside Road Woodside, California 94062.

(2)
Based solely upon, and qualified in its entirety with reference to, Schedule 13D/A filed with the SEC on May 31, 2017, Dror Erez has sole voting and dispositive power over 7,815,643 Ordinary Shares. The principal address of Dror Erez is c/o Conduit Ltd., 2 Ilan Ramon Street, Ness-Ziona, Israel 7403635.

(3)
Based solely upon, and qualified in its entirety with reference to, Schedule 13D/A filed with the SEC on May 31, 2017, Ronen Shilo has sole voting and dispositive power over 7,508,847 Ordinary Shares. The principal address of Ronen Shilo is c/o Conduit Ltd., 2 Ilan Ramon Street, Ness-Ziona, Israel 7403635.

(4)
Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property. The principal address of Zack and Orly Rinat is 26319 Esperanza Drive, Los Altos Hills, CA, the United States.

(5)
Based upon, and qualified in its entirety with reference to, Schedule 13G/A filed with the SEC on December 11, 2017, by J.P. Morgan Investment Management Inc. (“JPMIM”), JPMIM has shared voting and dispositive power over 4,203,067 Ordinary Shares directly held by Project Condor LLC (“Condor”). PEG Digital Growth Fund L.P. (“DGF”) owns 98.75% of the membership interest of Condor, a limited liability company. As the holder of the majority of the membership interests of Condor, DGF manages Condor and has shared voting or dispositive power over the 4,203,067 Ordinary Shares held by Condor. JPMIM serves as investment advisor to DGF. The principal address of JPMIM, DGF and Condor is 320 Park Avenue, New York, New York 10022.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2016, please see "Item 6. Directors, Senior Management and Employees – B. Compensation" in our Annual Report on Form 20-F, which was filed with the SEC on March 7, 2017.

CORPORATE GOVERNANCE

Board of Directors

The following table sets forth information about our directors as of December 31, 2017:

Name	Age	Position
Alan Gelman*(1)(2)	62	Chairman of the Board
Dror Erez	48	Director
Sarit Firon*(1)(3)(4)	51	External Director
Roy Gen(1)	46	Director
Avichay Nissenbaum*(2)(3)(4)	51	External Director
Michael Vorhaus*(2)(3)(4)	60	Director

*	Independent director under the Nasdaq Listing Rules.
(1)	Member of the investment committee.
(2)	Member of our nominating and governance committee.
(3)	Member of our compensation committee.
(4)	Member of our audit committee.

Our board of directors currently consists of six directors, two of whom qualify as “external directors” under Israeli law and have also been determined by our board of directors to qualify as “independent directors” for the purpose of the Nasdaq Listing Rules. Other than our external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At our 2015 annual meeting of shareholders held on December 31, 2015, Mr. Roy Gen was elected as a director for a three-year term. At an extraordinary general meeting of our shareholders held on August 24, 2015, Mr. Avichay Nissenbaum was reelected to serve as an external director for a third three-year term commencing on September 27, 2015, and Mr. Michael Vorhaus was elected as a director for a three-year term, ending at the Meeting. At our 2016 annual meeting of shareholders held on January 5, 2017, Ms. Sarit Firon was elected as an external director, effective as of January 6, 2017. In addition, at our 2016 annual meeting of shareholders, Messrs. Alan Gelman and Dror Erez were each elected as a director for a three-year term. The external directors are not assigned to a class and are elected in accordance with the Companies Law.

BOARD COMMITTEES

Our audit committee consists of Ms. Sarit Firon, Mr. Avichay Nissenbaum and Mr. Michael Vorhaus, our compensation committee consists of Mr. Avichay Nissenbaum, Mr. Michael Vorhaus and Ms. Sarit Firon, our nominating and governance committee consists of Messrs. Michael Vorhaus, Alan Gelman, and Avichay Nissenbaum and our investment committee consists of Messrs. Alan Gelman and Roy Gen and Ms. Sarit Firon. Each of Ms. Sarit Firon, Mr. Avichay Nissenbaum, Mr. Michael Vorhaus and Mr. Alan Gelman serves as the chairperson of the audit committee, compensation committee, nominating and governance committee and investing committee, respectively.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our directors, including the director standing for reelection at the Meeting, other than Messrs. Dror Erez and Roy Gen, satisfies the independent director requirements under the Nasdaq Listing Rules. As such, a majority of our board of directors is comprised of ‘independent directors’, as such term is defined in the Nasdaq Listing Rules.

Our board of directors has further determined that each member of our audit committee is ‘independent’ as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Listing Rules to members of audit committees and compensation committees, respectively.

Our board of directors has determined that Ms. Sarit Firon, who serves on our audit committee, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for reelection at the Meeting is set forth below and biographical information concerning Mr. Michael Vorhaus, the nominee for reelection, is set forth below under Proposal 1.

Continuing Directors

Alan Gelman has been a director of the Company since August 2011 and as its Chairman of the Board since January 2016. From January 2014 until December 2015, he also served as a director of Ion Asset Management Ltd. From December 2012 through May 2013, he served as the Global CFO and Deputy CEO of Better Place Inc. (in liquidation). From 2008 to 2012, Mr. Gelman served as the Chief Financial Officer and Deputy Chief Executive Officer of Bezeq the Israeli Telecommunication Corp Ltd. (TASE: BEZQ). From 2006 to 2007, Mr. Gelman served in various positions at the Delek Group Ltd. (TASE: DELKG), including as the Deputy CEO and Chief Financial Officer from 2006 to 2007. From 2001 to 2006, Mr. Gelman served as the Chief Financial Officer of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), and from 1997 to 2000, he served as the Chief Financial Officer of Barak ITC. He holds a B.A. in Accounting from Queens College and an M.B.A. from Hofstra University. Mr. Gelman is licensed as a Certified Public Accountant in New York (inactive) and in Israel.

Dror Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit Ltd. and served as its Chief Technology Officer until January 2014, when he became Conduit's President. Mr. Erez is also a member of the Conduit board of directors. Prior to founding Conduit, he served in various executive roles in private technology companies. He holds a B.A. in Physics and Computer Science from Bar Ilan University.

Sarit Firon has been an external director of the Company since January 2017. Since November 2014, Ms. Firon has been a managing partner of Cerca Partners, an Israeli venture capital fund.  She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014.  From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd.  From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq-listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (NASDAQ:CSCO).  From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube.  From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (NASDAQ: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as Chairperson of the Board of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (NASDAQ: MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Roy Gen has been a director of the Company since January 2014. Since 2008, he has served as the Chief Financial Officer of Conduit. Prior to joining Conduit, Mr. Gen served in various executive roles in private technology companies. He is an Israeli Certified Public Accountant and holds a B.A. (with honor) in Economics and Accounting from Tel Aviv University, as well as an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

Avichay Nissenbaum has been an external director of the Company since July 2009, and in August 2015, he was reelected to serve a third three-year term. In 2012, Mr. Nissenbaum co-founded lool ventures L.P. and has since served as its general partner. In 2006, Mr. Nissenbaum co-founded Yedda, Inc., which was acquired by AOL, Inc. (NYSE: AOL) in November 2007. He served as Yedda's Chief Executive Officer from 2006 to 2011. In 1996, Mr. Nissenbaum co-founded SmarTeam Corporation Ltd., which was acquired by Dassault Systems, S.A. in 1999. From 1996 to 2005, Mr. Nissenbaum served in various positions at SmarTeam, including as VP Product, Executive VP Sales, Marketing and Business Development. Mr. Nissenbaum serves as a director of Tipa-Corp Ltd., as well as certain portfolio companies of lool ventures, including Zooz Ltd., Talenya Ltd. Online Permission Technologies, Mediasafe, Sensibo Ltd., Shopial Ltd. Farm Dog Inc., Dbmaestro, LawGeex and Mabaya.  Mr. Nissenbaum also serves as a director of a non-for-profit organization named “Leaders of the Future”. Mr. Nissenbaum holds a B.Sc. in Computer Science and a B.A. in Economics, both from Bar-Ilan University.

PROPOSAL ONE

RE-ELECTION OF MR. MICHAEL VORHAUS AS A DIRECTOR OF THE COMPANY

At the Meeting, you will be asked to re-elect Mr. Michael Vorhaus to our board of directors to serve until our annual general meeting of shareholders to be held in the year 2020 or his earlier resignation or removal, as applicable. Mr. Michael Vorhaus qualifies as an “independent director” under the Nasdaq Listing Rules and complies with all requirements under the Companies Law for serving as a director. The other directors of the Company will continue to serve as directors in accordance with the terms of our articles of association and applicable law.

The nomination of Mr. Michael Vorhaus has been approved by our nominating and governance committee. As approved by our shareholders at our 2015 annual meeting of shareholders, if elected, Mr. Michael Vorhaus will be paid the same compensation paid to our other non-executive directors, which consists of $50,000 in cash per year and an annual grant of options to purchase up to 25,000 Ordinary Shares. The date of the initial grant will be the date of the Meeting, while the date of the subsequent annual grants will be the date of our annual meeting of shareholders in each year, so long as Mr. Michael Vorhaus, continue to be a director of the Company.  Each option is exercisable for a term of five years and vests in three equal installments on each anniversary of the applicable grant date.  The exercise price per share will be equal to the closing price of the Ordinary Shares on the NASDAQ on the applicable grant date. For more details about the terms of the compensation we propose to pay to Mr. Michael Vorhaus, please see Proposal No. 2 of the proxy statement relating to our 2015 annual meeting of shareholders, which we furnished to the SEC on Form 6-K on November 16, 2015.  The Company is not aware of any reason why Mr. Michael Vorhaus, if elected, should be unable to serve as a director.

A brief biography of Mr. Michael Vorhaus is set forth below:

Michael Vorhaus has been a director of the Company since April 2015. Since 1994, he has served as President of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and since 2008 he has served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley's Haas School of Business.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to appoint Mr. Michael Vorhaus to serve as a director of the Company for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in 2020 or his earlier resignation or removal, as applicable.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL TWO

AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

In accordance with the Companies Law, the compensation terms of office holders of public companies are required to be determined in accordance with a compensation policy that is reviewed and approved at least once every three years. Our Executive Compensation Policy was recently approved by our shareholders in January 2017 and was further amended in March 2017 (the “Compensation Policy”).

At the Meeting, you will be asked to approve an amendment to our Compensation Policy, such that the maximum monthly base salary paid to our officers based outside of Israel, other than our chief executive officer, shall be increased from $38,000 to $48,000.

Our compensation committee and board of directors believe that our officer’s compensation should be fair and reasonable to enable us to attract talented and qualified executive officers. In approving and recommending the proposed amendment to our Compensation Policy and making their recommendations, our compensation committee and board of directors each considered changes in the human resources market and concluded that the proposed change are in the best interests of the Company and its shareholders.

The Compensation Policy shall continue to be reviewed from time to time by our compensation committee and board of directors in order to ensure its adequacy and its fitness to the Company's financial position and results of operations.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend the Compensation Policy to reflect an increase of the maximum monthly base salary payable to our officers based outside of Israel, other than the Company’s chief executive officer, from $38,000 to $48,000.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL THREE

APPROVAL OF ADJUSTMENT OF TERMS OF OPTIONS PREVIOUSLY GRANTED TO
MR. DORON GERSTEL, THE COMPANY’S CHIEF EXECUTIVE OFFICER

On January 23, 2017, we announced the appointment of Mr. Doron Gerstel as our new chief executive officer, effective April 2, 2017. Mr. Gerstel has served as chief executive officer of technology companies since 1999, establishing a proven track record in driving growth. As chief executive officer of Panaya, he initiated strategic changes which led to an increase in annual revenue, higher customer renewal rates and stronger partnerships, culminating in Panaya's acquisition by IT giant Infosys in 2015. Prior to Panaya, Mr. Gerstel served as chief executive officer of Nolio Ltd., where he expanded the company's field operation and product delivery capabilities to support Fortune 1000 customers. Nolio was acquired by CA Technologies in 2013, under Mr. Gerstel's leadership. Additionally, he has held chief executive officer positions at Syneron and Zend Technologies. Mr. Gerstel holds a B.Sc. in Economics and Management from the Technion and an M.B.A. from Tel Aviv University.

Pursuant to the Israeli Companies Law, any arrangement between a company and an office holder relating to his or her terms of engagement and compensation must be consistent with the company’s compensation policy and must be approved by the compensation committee, the board of directors and, if such office holder is the company’s chief executive officer, the shareholders, in that order.

As part of the compensation package offered to certain of our employees, including our chief executive officer, we grant options to purchase our ordinary shares, in order, among other things, to attract and retain the best and brightest employees, to provide them with proper incentives and to align their interests with that of ours.

In order to keep our competitive hiring position in the industry, our board of directors resolved on December 12, 2017, following the recommendation of our compensation committee, that it is in our best interest to approve an option repricing plan (the “Repricing Plan”), which includes, among others, the repricing of options granted to our chief executive officer, as described below. Under the Repricing Plan, among others, options granted to all of our employees, with certain limited exceptions and other than our directors, will be adjusted to have an exercise price per share equal to $1.08, which is the weighted average price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the Repricing Plan by our board of directors (the “Adjusted Exercise Price”).

In resolving to approve the Repricing Plan, our compensation committee and board of directors took into account our compensation philosophy and the provisions of our compensation policy, which include, among other things, the commitment to ensure that our chief executive officer’s compensation is structured to create a link between pay and performance and to align the interests of our chief executive officer with our interests and that of our shareholders. Further, our board of directors believes it is important that the Repricing Plan shall apply at a company level, thus providing all of the employees whose options are being repriced under the Repricing Plan, including our chief executive officer, with similar incentives in order to create a seamless alignment throughout the organization.

At the Meeting, shareholders will be asked to approve the repricing of options granted to our chief executive officer as part of the Repricing Plan, with and subject to the following terms:

(i)
the first tranche of 1,161,834 options granted to our chief executive officer shall be adjusted to have an exercise price per share equal the Adjusted Exercise Price (instead of $1.63) and the second tranche of 1,161,834 options granted to our chief executive officer shall be adjusted to have an exercise price per share equal to $1.41, which is 130% of the Adjusted Exercise Price (instead of $2.63).

(ii)
the options granted to our chief executive were awarded under Section 102 of the Israeli Income Tax Ordinance of 1961 and shall be further subject to the terms of a tax pre-ruling to be obtained from the Israeli Tax Authorities.

Except as described above, all other terms of the options granted to our chief executive officer remain unchanged.

Each option trench, as exercised, constitutes approximately 1.48% of the outstanding Ordinary Shares as of December 31, 2017. The adjusted value of the options is approximately $84,000 per year, computed on a linear basis based on the Binomi option pricing model.

For a summary of Mr. Gerstel’s general terms of office, please see the Proxy Statement for the Extraordinary General Meeting of Shareholders held on March 23, 2017, furnished to the SEC on Form 6-K on February 16, 2017.

Proposed Resolution:

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the adjustment of terms of options previously granted to the Company’s chief executive officer, Mr. Doron Gerstel, as detailed in the Proxy Statement, dated January 11, 2018.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FOUR

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY,
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2016. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2015	2016
Audit Fees(1)	$657	$663
Tax Fees(2)	239	183
Audit-related fees(3)	145	120

Total*	$1,041	$966

(1) Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

(2) Tax fees include services related to tax compliance, including the preparation of tax returns and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

(3) Audit-related fees principally include due diligence in connection with acquisitions and accounting consultation.

* All other fees principally include advisory services.

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants.  Our audit committee of our board of directors has recommended the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending on December 31, 2017, and until next year's annual meeting of shareholders. Subject to the approval of this proposal, our board of directors will be authorized, upon the recommendation of the Company’s audit committee, to fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the audit committee, as contemplated by the Sarbanes-Oxley Act.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2017, and until next year's annual meeting of shareholders, and that the Company’s board of directors, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Our board of directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2016, are included in our annual report on Form 20-F filed with the SEC on March 7, 2017.  On November 9, 2017, the Company furnished to the SEC under the cover of Form 6-K its results of operations for the three months ended September 30, 2017. You may read and copy these reports without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il.  These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, Alan Gelman Chairman of the Board of Directors Date: January 11, 2017